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                                                     UNITED STATES                                          OMB APPROVAL
                                           SECURITIES AND EXCHANGE COMMISSION                       -----------------------------
                                                Washington, D.C. 20549                              OMB Number:         3235-0058
                                                                                                    Expires:         May 31, 1998
                                                                                                    Estimated average burden
                                                      FORM 12b-25                                    hours per response ..... 2.50
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                                             NOTIFICATION OF LATE FILING                                    SEC FILE NUMBER
                                                                                                                 0-22083
(Check One):                                                                                        -----------------------------
                                                                                                    -----------------------------
 [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-QSB [ ] Form N-SAR                                    CUSIP NUMBER
                                                                                                              37935e-10-1
     For Quarter Ended: September 30, 1999                                                          -----------------------------
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended: _______________________________________________________________________

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                            Read Instruction (on back page) Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

GLOBAL MED TECHNOLOGIES, INC.
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Full Name of Registrant
N/A
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Former Name if Applicable

12600 West Colfax, Suite C-420
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Address of Principal Executive Office (Street and Number)

Lakewood, Colorado 80215
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without  unreasonable  effort or expense and the registrant  seeks relief  pursuant to Rule
12b-25(b), the following should be completed. (Check box if appropriate)

        | (a) The reasons  described in  reasonable  detail in Part III of this form could not be  eliminated  without  unreasonable
        |     effort or expense;
        |
  [X]   | (b) The subject annual report,  semi-annual  report,  transition  report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR,
        |     or portion thereof, will be filed on or before the fifteenth calendar day following the  prescribed  due date;  or the
        |     subject  quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before  the  fifth
        |     calendar day following the prescribed due date; and
        |
        | (c) The accountant's  statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable  detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q,  N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

          Registrant  has  encountered  delays in completing  its Quarterly  Report on Form 10-QSB for the quarter ended
          September 30, 1999, because the personnel  primarily  responsible for preparing  Registrant's Annual Report on
          Form 10-QSB were unable to complete the  Quarterly  Report on Form 10-QSB by November  14, 1999,  because such personnel  had to devote a  significant  amount of time in October  and  November  1999 in  connection  with a reduction  in force and the  transition  from one  independent  accounting  firm to another as reported in the
          Company's Current Reports on Form 8-K dated September 3, 1999 and September 13, 1999.
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PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

               Alan K. Geddes                                  (916)                                     404-8400
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                  (Name)                                    (Area Code)                             (Telephone Number)

(2) Have all other periodic reports required under Section  13 or 15(d) of  the Securities Exchange Act of
    1934 or Section 30  of the  Investment  Company Act of 1940 during the preceding 12 months or for such shorter  period that  the  registrant was required to file such report(s) been filed? If answer is no,
    identify report(s).                                                                                       [X] Yes  [ ] No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings  statements to be included in the subject
    report or portion thereof?                                                                                [X] Yes  [ ] No

    If so, attach an explanation of the anticipated  change,  both narratively and  quantitatively,  and, if appropriate,  state the reasons why a reasonable estimate of the results cannot be made.

          For the quarter  ended  September 30, 1999,  the net loss was $1.392 million  compared to a net loss of $1.539 million for the quarter ended  September 30, 1998.  The primary reason for the decrease in the net loss is the amortization of deferred  financing costs for the 1999 quarter was $46 thousand compared to $1.855 million for the 1998  quarter.  For the nine months ended  September  30, 1999,  Registrant  incurred a net loss of $6.408 million  compared to a net loss of $4.987  million of the nine months ended  September  30, 1998.  The primary reason for increase in the net loss was the increase in  amortization  of deferred  financing  costs of $1.641 million from the 1998 period.

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                                              GLOBAL MED TECHNOLOGIES, INC.
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                                      (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: November 15, 1999                                                      By /s/ Alan K. Geddes
                                                                                ----------------------------------------------------
                                                                                Alan K. Geddes, Vice President Finance,  Chief
                                                                                Financial Officer and Principal Accounting Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized  representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's  authority to sign on behalf of the registrant shall be filed with the form.

----------------------------------------------------------- ATTENTION --------------------------------------------------------------
             Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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